

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2018

G. Douglas Hekking
Chief Financial Officer
Usana Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, Utah 84120

> **Re: Usana Health Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2107**
> **Filed February 28, 2018**
> **Form 10-Q for the Quarterly Period Ended June 30, 2018**
> **Filed August 8, 2018**
> **File No. 001-35024**

Dear Mr. Hekking:

We have reviewed your November 2, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to the prior comment is to the comment in our October 22, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
Note A – Organization, Consolidation, and Basis of Presentation
Recent Accounting Pronouncements
Adopted accounting pronouncements, page 7

1. You state in your response to our prior comment 2 that a customer has legal title upon shipment of the product while disclosing on page F-12 of Form 10-K for the year ended December 31, 2017 that the "title" and the risk of ownership passes to the customer when the product is delivered. Please reconcile this discrepancy for us.

You may contact Andi Carpenter at 202-551-3645 or Keira Nakada at 202-551-3659 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance